FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 31st day of May, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62 — 103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

CLEARLY CANADIAN BEVERAGE CORPORATION
(the “Corporation”)

1.	Name and Address of Offeror:

Douglas L. Mason 2489 Bellevue Avenue West Vancouver, BC V7V 1E1

Telephone: 604-922-8100 Fax: 604-922-8195

2.	The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances:

In connection with a private placement subscription with the Corporation, the Offeror has acquired ownership of 545,953 common shares of the Corporation. These common shares, together with 196,844 common shares already owned by the Offeror, 15,500 common shares which the Offeror is entitled to receive upon the exercise of previously acquired private placement share purchase warrants and 683,966 common shares the Offeror may acquire upon the exercise of incentive stock options, represent approximately 23.5% of the Corporation’s currently issued and outstanding share capital assuming the exercise of all such share purchase warrants and incentive stock options.

3.	The designation and number of principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

With the 545,953 common shares acquired, the Offeror owns, in aggregate, 742,797 common shares in the capital of the Corporation and share purchase warrants and incentive stock options entitling him to receive, upon exercise, a further 699,466 common shares of the Corporation, in aggregate, representing approximately 23.5% of the issued and outstanding share capital of the Corporation assuming the share purchase warrants and incentive stock options are exercised in their entirety.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control:

The Offeror has ownership and control over 742,797 common shares in the capital of the Corporation, share purchase warrants entitling him to receive, upon exercise, a further 15,500 common shares of the Corporation and incentive stock options entitling him to receive, upon exercise, a further 683,966 common shares of the Corporation, representing, in aggregate, approximately 23.5% of the issued and outstanding share capital of the Corporation assuming the share purchase warrants and incentive stock options are exercised in their entirety.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actors:

Not applicable.

(c)	The Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the market in which the transaction or occurrence giving rise to the report took place:

The 545,953 common shares were acquired by the Offeror pursuant to a private placement of shares with the Corporation.

6.	The purpose of the Offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the 545,953 common shares pursuant to a private placement of shares for investment purposes. The Offeror may acquire additional securities of the issuer for investment purposes.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Offeror acquired the 545,953 common shares pursuant to a private placement of shares with the Corporation.

8.	The names of any joint actors in connection with the disclosure required by this Appendix:

Not applicable.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

545,953 common shares were acquired by the Offeror at a price of US$1.00 per common share in connection with a private placement with the Corporation.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 in respect of the reporting issuer’s securities:

Subsequent to the Offeror’s previous report dated December 16, 2004, the Corporation’s common shares were consolidated on a ten for one basis, and the convertible debentures previously held by the Offeror were repaid by the Corporation.

Dated at West Vancouver, British Columbia, this 31st day of May, 2005.

    (Signed) “Douglas L. Mason”
      Douglas L. Mason

NEWS RELEASE

DOUGLAS L. MASON
ACQUIRES ADDITIONAL COMMON SHARES OF
CLEARLY CANADIAN BEVERAGE CORPORATION

May 31, 2005

VANCOUVER, BRITISH COLUMBIA – Douglas L. Mason (“Mason”), of 2489 Bellevue Avenue, West Vancouver, BC V7V 1E1 (tel. 604-922-8100) has acquired 545,953 common shares of Clearly Canadian Beverage Corporation (the “Corporation”) as part of a private placement by the Corporation. As a result of such acquisition, Mason currently owns a total of 742,797 common shares of the Corporation, share purchase warrants exercisable into 15,500 common shares of the Corporation and incentive stock options exercisable into 683,966 common shares of the Corporation. Upon the exercise of the share purchase warrants and stock options in their entirety, Mason, directly and indirectly, would hold 1,442,263 common shares of the Corporation, representing approximately 23.5% of the issued and outstanding share capital of the Corporation assuming the exercise of all warrants and options held by Mason. The securities of the Corporation owned by Mason are held for investment purposes. Further securities of the Corporation may be acquired by Mason in the market or privately from time to time.

This news release is being issued pursuant to section 111 of the Securities Act (British Columbia) and corresponding legislation of other provinces. Copies of the reports filed with securities regulatory authorities in conjunction with this news release may be obtained by contacting the undersigned at the address or telephone number noted above.

(Signed) “Douglas L. Mason” Douglas L. Mason